[AKIN GUMP STRAUSS HAUER & FELD LLP LETTERHEAD]

Irina V. Maistrenko

214-969-4694/fax: 214-969-4343

imaistrenko@akingump.com

May 8, 2012

VIA FEDERAL EXPRESS

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn:	H. Roger Schwall, Assistant Director

Re:	Supplemental Response to Comment Letter Dated March 13, 2012

Diamondback Energy, Inc.

Registration Statement on Form S-1 (the “Registration Statement”)

File No. 333-179502

Ladies and Gentlemen:

This letter is being submitted on behalf of Diamondback Energy, Inc. (the “Company”), in response to the letter dated March 13, 2012 (the “Comment Letter”) from the staff (the “Staff”) of the Division of Corporate Finance of the United States Securities and Exchange Commission (the “Commission”) to the Company which Comment Letter included, among other comments, a request for certain supplemental materials.

In response to comment 25 of the Comment Letter, on behalf of the Company, we are enclosing as supplemental information (the “Supplemental Information”) a CD-ROM that contains (i) the petroleum engineering report that the Company used as the basis for its December 31, 2011 oil and gas reserves disclosed in the Registration Statement, (ii) a spreadsheet that contains each property sorted by field within each proved reserve category including the dates of first booking and estimated first production for the Company’s proved undeveloped properties and (iii) engineering exhibits for each of the Company’s three largest wells in the proved developed and proved undeveloped categories and the AFE/capital cost inventory for each of the three PUD unproved properties.

Pursuant to Rule 418(b) under the Securities Act of 1933, as amended (“Rule 418(b)”), on behalf of the Company, we respectfully request that the Supplemental Information be returned to the Company upon completion of the Staff’s review thereof. In this regard, this Rule 418(b) request is being made at the time such information is being furnished to the Staff and the Company believes that the return of such information is consistent with the protection of investors and the provisions of the Freedom of Information Act. The Company has not filed this information in electronic format. For your convenience, a self-addressed envelope to return the Supplemental Information is enclosed.

1700 Pacific Avenue / Suite 4100 / Dallas, TX 75201-4675 / 214.969.2800 / fax: 214.969.4343 / www.akingump.com

United States Securities and Exchange Commission

May 8, 2012

Should any person request an opportunity to inspect or copy the Supplemental Information, we request that the Company be notified immediately of any such request and be furnished promptly with all written materials pertaining to such request. We further request that the Company thereafter be notified promptly of any agency determination with respect to such request and be given ten days notice prior to any intended release so that it may, if the Company deems it appropriate, submit materials substantiating a claim of confidential treatment. If in that case the Commission determines that confidential treatment is not warranted with respect to this letter or any or all of the Supplemental Information, we respectfully request ten days notice prior to any intended release so that it may, if the Company deems it appropriate, pursue any available remedies.

Please send any such notice by facsimile transmission and by letter to the undersigned at the following address:

Diamondback Energy, Inc.

14301 Caliber Drive, Suite 300

Oklahoma City, Oklahoma 73134

Attn: Teresa Dick

Fax: (405) 463-6900

with a copy (which shall not constitute notice) to:

Akin Gump Strauss Hauer & Feld LLP 1700

Pacific Avenue, Suite 4100

Dallas, Texas 75201

Attn: Seth R. Molay, P.C.

Fax: (214) 969-4343

Thank you for your consideration. If you have any further questions or comments, please contact Seth Molay at (214) 969-4780 or Irina V. Maistrenko at (214) 969-4694, each of Akin Gump Strauss Hauer & Feld LLP, counsel to the Company.

Sincerely,

/s/ IRINA V. MAISTRENKO

Irina V. Maistrenko

cc: Teresa Dick